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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                SBI HOLDINGS INC.
                                 SBI AND COMPANY
                               SBI PURCHASE CORP.
                            (Name of Filing Persons)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE


     Transaction Valuation*                     Amount of Filing Fee**
      ---------------------                      --------------------

            $9,464,235                                  $1,893

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*     Estimated for purposes of calculating the amount of the filing fee only.
      The calculation of the transaction valuation assumes the purchase at a price of $1.70 per share of 4,834,974 outstanding shares of Class A Common Stock of Razorfish, Inc. (the "Company"), 50 shares of Class B Common Stock of the Company, and 732,173 shares of Class A Common Stock underlying outstanding options and warrants of the Company without regard to the exercise price of such options and warrants.

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

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|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  $1,893            Filing party: SBI Holdings Inc.
                                                              SBI and Company,
                                                              and
                                                              SBI Purchase Corp.

     Form or registration No.: Schedule TO-T    Date filed: December 6, 2002
                               Schedule TO-T/A              December 20, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.

     |_|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on December 6, 2002 (as previously amended on December 20, 2002, the "Schedule TO"), relating to the offer by SBI Purchase Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation ("Parent"), to purchase all the issued and outstanding shares of Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share (the "Shares"), of Razorfish, Inc., a Delaware corporation, at a purchase price of $1.70 per share, in cash (the "Offer"). The terms and conditions of the offer are described in the Offer to Purchase previously filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal and the instructions thereto, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Offer to Purchase.

     On January 7, 2003, Parent issued a press release announcing that the Offer has been extended to 5:00 p.m., Eastern Time, on Tuesday, January 22, 2003, that the Minimum Condition has been reduced to a majority of the Shares of Razorfish, and that the Acquisition Agreement has been amended to permit Parent to further extend the offering period to the extent that the Minimum Condition is not met, so long as such extensions, together with this extension, in the aggregate do not exceed 20 business days beyond the Initial Expiration Date. Accordingly, the Offer to Purchase is hereby amended as follows:

     1. The Offer period is extended until 5:00 p.m., Eastern Time on January 22, 2003.

     2. The fourth paragraph on the cover page is amended and restated in its entirety to read as follows:

     THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT REPRESENTS AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK WHICH, BASED ON THE CAPITALIZATION OF THE COMPANY ON NOVEMBER 19, 2002, IS 2,417,513 SHARES (THE "MINIMUM CONDITION"); AND (2) THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SEE THE OFFER--CONDITIONS OF THE OFFER.

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     3. The paragraph in the Summary Term Sheet immediately after the question
"HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES?" (on page 2) is amended and restated in its entirety to read as follows:

     You will have until 5:00 p.m., Eastern Time, on January 22, 2003, the expiration date, to deliver a Letter of Transmittal (a copy of which has been filed as Exhibit (a)(1)(B) to the Schedule TO filed by us with the SEC (together with any amendments, supplements, schedules, annexes, and exhibits thereto, the "Schedule TO")), and the necessary accompanying documents to the Depositary, or otherwise validly tender your shares in accordance with the terms and conditions of the Offer, unless that date is extended or we elect to provide a subsequent offering period. Under the terms of the Acquisition Agreement, we can, and at the request of the Company will, (1) extend the Offer from time to time beyond the then current expiration date if at that date (or any applicable extension of that date) certain conditions to the Offer set forth in the Acquisition Agreement will not be satisfied or waived, until those conditions have been satisfied or waived; provided that if all conditions other than the Minimum Condition (as defined below) are satisfied or waived, we may on one or more occasions extend the Offer beyond the Initial Expiration Date for an aggregate period of up to 20 business days, and (2) extend the Offer for any period required by the Securities and Exchange Commission (the "SEC") or the rules and regulations adopted under applicable securities laws; provided, that the expiration of the offering period will not be extended in any event beyond February 28, 2003. In the event that we accept the shares tendered into the Offer, but hold less than 90% of the outstanding common stock subsequent to that acceptance, we can, at our discretion, provide for a subsequent offering period of 3 to 20 business days during which any additional tenders would be accepted when properly delivered to the Depositary Agent and would not be entitled to withdrawal rights. See THE OFFER--NUMBER OF SHARES; EXPIRATION DATE, -CONDITIONS OF THE OFFER AND -EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

     4. The paragraph in the Summary Term Sheet immediately after the question "WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?" (on page 3) is amended and restated in its entirety to read as follows:

     This Offer is conditioned on at least a majority of the outstanding shares of common stock being validly tendered and not withdrawn prior to the closing of the Offer. Based on the capitalization of the Company on November 19, 2002, the number of shares required to satisfy this condition is 2,417,513, and we do not expect it to change materially. This condition is referred to in this Offer to Purchase as the "Minimum Condition." The Offer is also subject to certain other conditions as described in THE OFFER--CONDITIONS OF THE OFFER.

     5. The last paragraph under the caption The Offer-Conditions of the Offer (on page 14) is amended and restated in its entirety to read as follows:

     Subject to the terms of the Acquisition Agreement, the foregoing conditions are for our sole benefit and may be asserted by or may be waived by us in whole or in part at any time and from time to time prior to the expiration date, in our reasonable discretion. Under the terms of the Acquisition Agreement, we can, and at the request of the Company will, (a) extend the Offer from time to time beyond the then current expiration date if at that date (or any applicable extension of that date) any of the conditions to the Offer set forth in clauses
(1), (2), (3), (4) and (5) above will not be satisfied or waived, until those conditions have been satisfied or waived; provided that if any of the conditions to the Offer set forth in clause (2) above will not be satisfied or waived, we may (but are not required to) extend the expiration date of the Offer beyond the then current expiration date; provided further, that if all conditions other than the Minimum Condition are satisfied or waived, we may on one or more occasions extend the Offer beyond the Initial Expiration Date for a period of up to an aggregate of 20 business days, and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; provided, however, that the expiration date of the offering period will not in any event be extended beyond February 28, 2003.

     6. The first sentence in the first paragraph under the caption The Offer-Extension Of Tender Period; Termination; Amendments (on page 18) is amended and restated in its entirety to read as follows:

     Under the terms of the Acquisition Agreement, we can, and at the request of the Company will, (1) extend the Offer from time to time beyond the then current expiration date if at that date (or any applicable extension of that date) any of the conditions to the Offer set forth in clauses (i), (ii), (iii), (iv) and
(v) of the annex to the Acquisition

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Agreement (which are described above in THE OFFER-CONDITIONS OF THE OFFER) are not satisfied or waived, until those conditions have been satisfied or waived; provided that if any of the conditions to the Offer set forth in clause (ii) of the annex to the Acquisition Agreement will not be satisfied or waived, we may (but are not required to) extend the expiration date of the Offer beyond the then current expiration date; provided further, that if all conditions other than the Minimum Condition are satisfied or waived, we may on one or more occasions extend the Offer beyond the Initial Expiration Date for an aggregate period of up to 20 business days, and (2) we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; provided, however, that the expiration of the offering period will not be extended in any event beyond February 28, 2003.


ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit.

     (a)(5) (C) Press Release, dated January 7, 2003.

     (d)(3) Amendment No. 1 to Acquisition Agreement and Agreement and Plan of Merger, dated as of January 6, 2003, by and among SBI and Company, SBI Purchase Corp. and Razorfish, Inc.

     (d)(4) Letter from Razorfish, Inc. to SBI and Company dated January 6,
2003.

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                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO/A is true, complete, and correct.

                                          SBI HOLDINGS INC.


January 7, 2003                           By:
                                                 /s/  L. Tim Pierce
                                               ---------------------
                                               Name:  L. Tim Pierce
                                               Title:  Chief Financial Officer


                                          SBI AND COMPANY


January 7, 2003                           By:
                                                 /s/  L. Tim Pierce
                                               ---------------------
                                               Name:  L. Tim Pierce
                                               Title:  Chief Financial Officer


                                          SBI PURCHASE CORP.


January 7, 2003                           By:
                                                 /s/  L. Tim Pierce
                                               ---------------------
                                               Name:  L. Tim Pierce
                                               Title:  Chief Financial Officer